
March 9, 2023

Robert O' Shaughnessy
Chief Financial Officer
PULTEGROUP INC/MI/
3350 Peachtree Road NE, Suite 1500
Atlanta, Georgia 30326

>   **Re: PULTEGROUP INC/MI/**
>   **Form 8-K filed on January 31, 2023**
>   **Form 10-K for the year ended December 31, 2022**
>   **Filed on February 6, 2023**
>   **File No. 001-09804**

Dear Robert O' Shaughnessy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on January 31, 2023

Reconciliation of Non-GAAP Financial Measures (Unaudited), page 10

1. Please expand your disclosures to clearly define each of the Non GAAP measures you present. In doing so, please ensure your disclosures clearly explain the nature and the reasons for each of the adjustments included in arriving at the Non GAAP measures presented.

Form 10-K for the year ended December 31, 2022

Consolidated Balance Sheets, page 38

2. Please revise to disaggregate your goodwill from intangibles on the face of your balance sheet (refer to ASC 350-20-45-1) to clearly delineate the balance of goodwill (non-amortizable) from other intangible assets. Please also expand your footnotes to include

the disclosures required in ASC 350-20-50-1 by reportable segment.

Consolidated Statement of Operations, page 39

3. Please show earnings from equity investments as a separate line item in your statement of operations or tell us why your presentation is appropriate. Please refer to Rule 5-03(b)(12) of Regulation S-X.

10. Other assets and accrued and other liabilities, page 62

4. We note that within your accrued and other liabilities, there was approximately $351 million and $324 million as of December 31, 2022 and December 31, 2021 respectively related to "Other" liabilities. Such amounts represented approximately 21% of the total accrued and other liabilities balance and approximately 6% of total liabilities for each of the periods presented. In future filings, please expand your disclosures to provide additional clarity related to the underlying components included within such balances.

11. Commitments and contingencies, page 63

5. In future filings, please expand your disclosures to highlight any amounts recognized related to CDD liabilities for each of the periods presented.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or in his absence, Shannon Menjivar at 202-551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction